FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs 500 Bourke Street, Melbourne Victoria  3000  Australia

ASX Announcement

Melbourne, Tuesday 21 February 2006

NAB sells Asian life insurance businesses to AXA Asia Pacific

National Australia Bank Limited (NAB) today announced it has agreed to sell its MLC life insurance businesses in Hong Kong and Indonesia to AXA Asia Pacific Holdings for A$575 million.  The impact on the Group profit and loss is not expected to be material.

National Australia Bank Managing Director and Group Chief Executive, John Stewart, said the sale of the life insurance businesses in Hong Kong and Indonesia is part of the on-going business portfolio review.

“These are good businesses and AXA Asia Pacific is in a strong position to develop them.  The sale is therefore a sensible decision for both NAB and AXA Asia Pacific,” Mr Stewart said.

“We want to focus on areas where we have core capabilities and can create sustainable shareholder value.

“The sale allows us to consolidate our banking and wealth management services in Asia.

“NAB will continue to develop the financial services businesses in Hong Kong, Singapore and Japan based on premium banking, wealth management and corporate banking.

“This sale has no bearing on our MLC wealth management business in Australia.”

The sale is subject to regulatory approvals.  The proceeds will be utilised as part of the NAB’s total capital management program.

Employees of MLC Hong Kong and MLC Indonesia will transfer with the sale.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

Geoff Lynch Head of Media Relations T 03 8634 1564 M 0405 319 819

National Australia Bank Limited ABN 12 004 044 937

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 21 February 2006	Name: Brendan T Case
Title: Associate Company Secretary